Mail Stop 4-8


								February 18, 2005


By U.S. Mail and facsimile to (702) 851-5644

Mr. Wayne K. Bailey
Chief Financial Officer
Consumer Direct of America
6330 South Sandhill Road
Las Vegas, Nevada 89120

Re: 	Consumer Direct of America
      	Form 8-K filed February 11, 2005
      	File No. 0-32745


Dear Mr. Bailey:

   The Staff has reviewed the above-referenced filing for compliance with the requirements of Form 8-K and has the following comment in that regard.

1. Please amend Item 4(a) to specifically state whether the decision to change accountants was recommended or approved by an audit or similar committee of your board of directors, as required by Item
304(a)(1)(iii) of Regulation S-K.

2. Please amend Item 4(a) to cover your two most recent fiscal years as well as the subsequent interim period. Refer to Item
304(a)(1)(iv) of Regulation S-K.

3. Please amend Item 4(b) to specifically state that you did not consult with De Joya & Company during the two most recent fiscal years and subsequent interim period. Refer to Item 304(a)(2) of Regulation S-K.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

   Please file an amendment via EDGAR in response to these comments within 5 business days of the date of this letter, unless specified otherwise, or contact us immediately if you require additional time.
Such amendment should be filed under cover of Form 8-K/A and should include the ITEM 4 designation. An updated letter from your former accountant addressing the revised disclosures should also be included in your amended Form 8-K and filed as Exhibit 16. To expedite the processing of the Form 8-K, please furnish a courtesy copy of the filing to the undersigned.

You may direct any questions regarding this comment to me at 202-
942-
2865.


								Sincerely,




								Angela Jackson
								Staff Accountant

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(..continued)







Mr. Wayne K. Bailey
Consumer Direct of America
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